United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 23, 2006**



Hercules Incorporated
(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On October 23, 2006, Hercules Incorporated ("Hercules") reported its third quarter 2006 results. A news release detailing the third quarter financial performance, dated October 23, 2006, was issued by Hercules and is furnished as an exhibit hereto and incorporated by reference herein.

The news release includes presentations of earnings before interest and taxes ("EBIT") and earnings before interest, taxes, depreciation and amortization ("EBITDA"), both of which are non-GAAP financial measures. EBIT and EBITDA are measures commonly used by the capital markets to value enterprises. Interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness and interest rates. Excluding these items provides insight into the underlying results of operations and facilitates comparisons between Hercules and other companies. In addition, EBITDA is considered a reasonable approximation of gross cash flow and is one of the measures used for determining debt covenant compliance. Management believes that EBIT and EBITDA information is useful to investors for these reasons. These measurements are not recognized in accordance with GAAP and should not be viewed as alternatives to GAAP measures of performance.

The table below provides a reconciliation of EBIT and EBITDA to net cash provided by operations for the nine months ended September 30, 2006 and 2005:

| | Nine Months Ended September 30 | | | |
	2006		2005	
(Loss) income before income taxes and equity loss	$	(2.5)	$	39.2
Interest and debt expense		54.1		67.5
EBIT	$	51.6	$	106.7
Depreciation and amortization, net of amortization of debt issuance costs		70.9		77.1
EBITDA	$	122.5	$	183.8
Income tax benefit		2.7		0.6
Interest and debt expense		(54.1)		(67.5)
Other operating cash flows, net		35.9		(41.1)
Net cash provided by operations	$	107.0	$	75.8

The news release also includes presentations of earnings from ongoing operations, which is a non-GAAP financial measure. Management believes that earnings from ongoing operations is meaningful to investors and the credit markets because it provides insight into the underlying operating results of the Company by excluding the effects of recent divestitures, restructuring and severance charges, changes in accounting principles and other significant discrete items. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.

The information in this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, unless the registrant expressly states otherwise.

Item 9.01   <u>Financial Statements and Exhibits</u>.

    (c) Exhibits

    99.1 News Release of Hercules Incorporated dated October 23, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

October 24, 2006   By: **HERCULES INCORPORATED**

/s/ Allen A. Spizzo

Allen A. Spizzo
Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Description
99.1	News Release of Hercules Incorporated dated October 23, 2006

Exhibit 99.1

Release Immediateky
06-32-F

HERCULES REPORTS THIRD QUARTER 2006 RESULTS

WILMINGTON, DE, October 23, 2006 . . . Hercules Incorporated (NYSE: HPC) today reported net income for the quarter ended September 30, 2006 of $34.2 million, or $0.31 per diluted share, as compared to net income of $24.0 million, or $0.22 per diluted share, for the third quarter of 2005.[1] A net loss of $3.4 million was reported for the nine months ended September 30, 2006 as compared to net income of $38.1 million for the same period in 2005.

Net income from ongoing operations[2] for the third quarter of 2006 was $40.9 million, or $0.36 per diluted share, an increase of 64% per diluted share as compared to net income from ongoing operations of $24.6 million, or $0.22 per diluted share, in the third quarter of 2005. Net income from ongoing operations for the nine months ended September 30, 2006 was $102.5 million, or $0.92 per diluted share, an increase of 35% per diluted share versus the same period in 2005. Please refer to Table 2 and Table 3 for a reconciliation of net income from ongoing operations to reported net income.

Cash flow from operations for the nine months ended September 30, 2006 was $107.0 million, an increase of $31.2 million as compared to the same period last year.

Net sales in the third quarter of 2006 were $513.1 million, a decrease of 1% from the same period last year. Excluding the impact of the sale of our majority interest in FiberVisions (the "FiberVisions transaction"), sales increased 14% from the same period of last year. Volume and pricing increased by 15% and 2%, respectively. Rates of exchange also increased sales by 2%, while product mix was 5% unfavorable during the quarter. Net sales for the nine months ended September 30, 2006 were $1.541 billion, an increase of 10% as compared to the same period in 2005, excluding the impact of the FiberVisions transaction.

"Our people continue to deliver excellent results with strong growth in sales, earnings and cash flow," commented Craig A. Rogerson, President and Chief Executive Officer. "We continue to drive results through innovation, geographic expansion, a disciplined approach to capital and investment deployment and a focus on cash generation."

Excluding the impact of the FiberVisions transaction, net sales in the third quarter of 2006 increased in all regions of the world. Sales increased 21% in North America, 10% in Europe, 5% in Latin America and 6% in Asia Pacific as compared to the same period last year.

Reported profit from operations in the third quarter of 2006 was $72.4 million, an increase of 45% compared with $50.0 million for the same period in 2005. Profit from ongoing operations in the third quarter of 2006 was $76.4 million, an increase of 25% compared with $61.0 million in the third quarter of 2005. Severance, restructuring and other exit costs were $4.1 million in the third quarter of 2006 as compared to $9.6 million in the same period last year.

Interest and debt expense was $16.7 million in the third quarter of 2006, down $5.8 million, or 26%, compared with the third quarter of 2005, reflecting lower outstanding debt balances and improved debt mix, partially offset by increased variable short term rates. Interest expense for the nine months ended September 30, 2006 was $54.1 million, a decrease of $13.4 million, or 20%, from the same period of last year.

Net debt, total debt less cash and cash equivalents, was $882.7 million at September 30, 2006, a decrease of $149.0 million from year-end 2005.

Capital spending was $26.3 million in the third quarter and $49.2 million year to date. This compares to $19.8 million and $45.7 million in the third quarter and year to date periods last year, respectively. Cash outflows for severance, restructuring and other exit costs were $7.4 million in the quarter and $20.8 million year to date.

Segment Results - Reported Basis

In the Aqualon Group, net sales increased 25% while profit from operations increased 44% in the third quarter as compared with the third quarter of 2005.

All Aqualon businesses had increased sales in the third quarter as compared to the prior year. In the aggregate, the sales increase was driven by 34% higher volume (20% excluding the first quarter acquisition of a guar and guar derivatives business and the consolidation of Hercules Tianpu, the Company's methylcellulose joint venture in China), partially offset by 12% unfavorable product mix (6% unfavorable excluding the acquisition and Tianpu), increased pricing of 1% and 2% favorable rates of exchange. Overall the guar acquisition and Tianpu consolidation accounted for an 8% sales increase.

"Aqualon's volume remains strong across their portfolio," noted Mr. Rogerson. "Our market-focused efforts should continue to drive growth going forward and we expect pricing to show steady improvement."

Coatings & Construction sales increased 15% in the third quarter of 2006 as compared to the same period of last year, primarily due to 16% higher volume (9% excluding the Tianpu consolidation) and 2% favorable rates of exchange, partially offset by 1% unfavorable product mix (2% favorable excluding Tianpu), and 2% lower pricing. Hercules Tianpu accounted for a 4% sales increase. Sales were strong in most regions, recovering from the soft conditions noted last year in the European markets. Sales of Coatings' products in the Middle East and Asia were especially strong during the third quarter. Sales of construction products were strong in Eastern Europe and other emerging markets. Pricing in the segment improved slightly compared to second quarter, but was still lower compared with the third quarter 2005 reflecting, in part, continued pricing challenges in methylcellulose for construction products.

Regulated Industries sales increased 7% in the third quarter of 2006 as compared to the same period of last year, primarily due to 5% increased volume, 1% increased price and 1% from favorable rates of exchange. Volume increased in many of the end markets and regions. China was especially strong in the food markets. The improved mix reflects more sales in the higher priced pharmaceutical markets.

Energy & Specialties sales increased 57% in the third quarter of 2006 as compared to the same period of last year. The increase was due to 50% higher volume/mix (27% excluding the guar and guar derivatives acquisition), 6% higher price, and 1% favorable rates of exchange. The guar acquisition accounted for a 23% sales increase. The natural gas and oil services sector demand continues to be strong and price increases were achieved in oilfield and across many of the specialty products families.

Aqualon Group's profit from operations increased $16.0 million, or 44%, primarily as a result of the higher volume and the associated contribution margin, partially offset by higher raw material, transportation and utility costs. Selling, general and administrative (SG&A) costs were higher compared to the prior year, primarily reflecting increased corporate support costs, sales and marketing, business management, and technology costs incurred to support growth initiatives.

In the Paper Technologies and Ventures Group ("PTV"), net sales in the third quarter increased 7% and profit from operations increased 20% compared with the same quarter in 2005.

Paper Technologies sales increased 5% due to 3% increased volume, 4% increased price and 2% favorable rates of exchange, partially offset by an unfavorable mix of 4%. Volume growth was achieved in the Americas and in Asia, whereas Europe was lower. Asia volumes remained strong, increasing 15% compared to the prior year. Increased pricing was achieved in all regions of the world. Price increases of $9.8 million exceeded raw material cost increases of $8.8 million. The unfavorable mix primarily reflects higher sales of lower priced functional products in the emerging Asian markets.

Venture sales increased 11% primarily due to 3% higher price, 8% improved product mix, and 2% favorable rates of exchange, partially offset by 2% lower volume. Pricing reflects increases in water management, lubricants and pulping products. The improved mix reflects higher sales of lubricants and adhesive products.

PTV's increased profit from operations reflects higher volume, improved selling price, and lower SG&A costs, partially offset by higher raw material, transportation and utility costs. Severance, restructuring and other exit costs in the third quarter of 2006 were $1.5 million as compared to $1.6 million in the same period of 2005. SG&A costs were lower than the prior year primarily due to restructuring activities throughout last year. Also, legal fees associated with patent defense costs were significantly lower than the prior year. Partially offsetting these decreases were higher corporate support costs.

"Improved performance in the Americas helped offset the continued challenging conditions in the Western European paper market. And our strategy of improving product mix through innovation and of increasing selling prices to reflect value continues to show progress," commented Mr. Rogerson.

Outlook

"We remain confident in our growth strategy and optimistic about both earnings and cash flow growth for the balance of the year and as we look to 2007," said Mr. Rogerson. "Aqualon's volumes should continue to be strong across its markets and pricing should show steady improvement. Paper Technologies' volumes are expected to improve, driven by our new product pipeline, and continued pricing discipline should maintain gross margins."

Third Quarter Conference Call and Webcast

The Company will discuss third quarter 2006 results tomorrow, October 24th, at 8:00 a.m., Eastern.

Teleconference: (973) 582-2854 - Ask for Conference ID # 7917551
                Please call 10 to 15 minutes prior to the call.

Webcast: Listen-only mode via Internet broadcast from www.herc.com under *Shareholder Info*.

# # #

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

This news release includes forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, reflecting management's current analysis and expectations, based on what management believes to be reasonable assumptions. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on such factors as: ability to generate cash, changes resulting from ongoing reviews of tax liabilities, ability to raise capital, ability to refinance, ability to execute productivity improvements and reduce costs, ability to execute and integrate acquisitions, ability to execute divestitures, ability to increase prices, business climate, business performance, changes in tax laws or regulations and related liabilities, changes in tax rates, economic and competitive uncertainties, higher manufacturing costs, reduced level of customer orders, changes in strategies, risks in developing new products and technologies, risks in developing new market opportunities, environmental and safety regulations and clean-up costs, foreign exchange rates, asset dispositions, the impact of changes in the value of pension fund assets and liabilities, changes in generally accepted accounting principles, adverse legal and regulatory developments, including increases in the number or financial exposures of claims, lawsuits, settlements or judgments, the financial capacity of settling insurers, the impact of increased accruals and reserves for such exposures, the outcome of litigation and appeals, including the inability to obtain judicial review of adverse litigation results, and adverse changes in economic and political climates around the world, including terrorist activities, international hostilities and potential natural disasters. Accordingly, there can be no assurance that the Company will meet future results, performance or achievements expressed or implied by such forward-looking statements. As appropriate, additional factors are contained in other reports filed by the Company with the Securities and Exchange Commission. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which the Company does not intend to update.

Media Contact: John S. Riley (302) 594-6025
Investor Contact: Stuart L. Fornoff (302) 594-7151

HERCULES INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in millions, except per share data)   (Unaudited)

Table 1	THREE MONTHS ENDED SEPT. 30		NINE MONTHS ENDED SEPT. 30	
	2006	**2005**	**2006**	**2005**
Net sales	$ 513.1	$ 519.6	$ 1,541.4	$ 1,556.2
Cost of sales	332.2	353.7	1,017.6	1,042.5
Selling, general and administrative expenses	92.8	92.7	274.8	292.3
Research and development	9.3	10.1	28.3	30.4
Intangible asset amortization	1.8	2.0	5.4	6.0
Other operating expense, net	4.6	11.1	20.4	31.2
Profit from operations	72.4	50.0	194.9	153.8
Interest and debt expense	16.7	22.5	54.1	67.5
Other expense, net	5.6	0.2	143.3	47.1
Income (loss) before income taxes and equity loss	50.1	27.3	(2.5)	39.2
Provision (benefit) for income taxes	14.1	2.8	(2.7)	(0.6)
Income (loss) before minority interests and equity loss	36.0	24.5	0.2	39.8
Minority interests in earnings of consolidated subsidiaries and equity income (loss) of affiliated companies, net of tax	(1.5)	(0.1)	(2.9)	(0.4)
Net income (loss) from continuing operations before discontinued operations and change in accounting principle	34.5	24.4	(2.7)	39.4
Net loss from discontinued operations, net of tax[1]	(0.3)	(0.4)	(1.6)	(1.3)
Cumulative effect of change in accounting principle, net of tax[3]	—	—	0.9	—
Net income (loss)	$ 34.2	$ 24.0	$ (3.4)	$ 38.1
Basic (loss) earnings per share:				
Continuing operations	$ 0.31	$ 0.22	$ (0.02)	$ 0.36
Discontinued operations	—	—	(0.01)	(0.01)
Cumulative effect of change in accounting principle	—	—	—	—
Net income (loss)	$ 0.31	$ 0.22	$ (0.03)	$ 0.35
Weighted average # of basic shares (millions)	110.9	108.9	110.6	108.7
Diluted (loss) earnings per share:				
Continuing operations	$ 0.31	$ 0.22	$ (0.02)	$ 0.35
Discontinued operations	—	—	(0.01)	(0.01)
Cumulative effect of change in accounting principle	—	—	—	—
Net income (loss)	$ 0.31	$ 0.22	$ (0.03)	$ 0.34
Weighted average # of diluted shares (millions)	111.7	110.7	110.6	110.5
Income (loss) before income taxes and equity loss	$ 50.1	$ 27.3	$ (2.5)	$ 39.2
Interest and debt expense	16.7	22.5	54.1	67.5
EBIT[2]	66.8	49.8	51.6	106.7
Depreciation and amortization, net of amortization of debt issuance costs	22.8	26.5	70.9	77.1
EBITDA[2]	$ 89.6	$ 76.3	$ 122.5	$ 183.8

(Unaudited)

Table 1 (continued) **SEGMENT DATA** *(Dollars in millions)*	**THREE MONTHS ENDED SEPT. 30**		**NINE MONTHS ENDED SEPT. 30**	
	2006	**2005**	**2006**	**2005**
Net Sales By Industry Segment				
Paper Technologies	$ 218.3	$ 207.2	$ 628.4	$ 612.7
Ventures	56.3	50.5	166.8	156.2
Paper Technologies & Ventures Group	**$ 274.6**	**$ 257.7**	**$ 795.2**	**$ 768.9**
Coatings & Construction	$ 109.0	$ 94.8	$ 307.9	$ 276.7
Regulated	46.1	43.2	140.2	131.3
Energy & Specialties	83.4	53.0	228.9	163.9
Aqualon Group	**$ 238.5**	**$ 191.0**	**$ 677.0**	**$ 571.9**
FiberVisions	—	70.9	69.2	215.4
TOTAL	**$ 513.1**	**$ 519.6**	**$ 1,541.4**	**$ 1,556.2**
Profit From Operations By Segment				
Paper Technologies & Ventures Group	$ 25.8	$ 21.5	$ 57.0	$ 50.7
Aqualon Group	52.3	36.3	146.5	120.3
FiberVisions/Corporate	(5.7)	(7.8)	(8.6)	(17.2)
TOTAL	**$ 72.4**	**$ 50.0**	**$ 194.9**	**$ 153.8**

(Unaudited)

Table 2 **Reconciliation to Ongoing Operations**	**THREE MONTHS ENDED SEPT. 30, 2006**				**THREE MONTHS ENDED SEPT. 30, 2005**			
(Dollars in millions, except per share)	**Net Income (Loss)**	**Diluted EPS**	**Profit From Operations**	**EBITDA**	**Net Income (Loss)**	**Diluted EPS**	**Profit From Operations**	**EBITDA**
From Table 1	**$ 34.2**	**$ 0.31**	**$ 72.4**	**$ 89.6**	**$ 24.0**	**$ 0.22**	**$ 50.0**	**$ 76.3**
Discontinued operations, net of tax	0.3	—	—	—	0.4	—	—	—
Vertac litigation	0.7	0.01	—	1.0	—	—	—	—
Legal accruals and settlements(4)	1.5	0.01	—	2.3	1.3	0.01	—	1.9
Severance and restructuring costs	2.7	0.02	4.1	4.1	6.2	0.06	9.6	9.6
Asset impairments/ Accelerated depreciation	0.1	—	0.2	—	1.0	0.01	1.5	—
Loss on debt prepayment and write-off of debt issuance costs	—	—	—	—	3.4	0.03	—	5.2
Gain on asset dispositions	—	—	—	—	(7.1)	(0.06)	—	(10.9)
Loss on sale of FiberVisions(6)	0.1	—	—	0.1	—	—	—	—
Other(5)	(0.2)	—	(0.3)	(0.9)	0.8	—	(0.1)	1.4
Subtotal adjustment items(6)	5.2	0.04	4.0	6.6	6.0	0.05	11.0	7.2
Tax adjustment to the ongoing effective tax rate	1.5	0.01	—	—	(5.4)	(0.05)	—	—
Ongoing Operations(2)	**$ 40.9**	**$ 0.36**	**$ 76.4**	**$ 96.2**	**$ 24.6**	**$ 0.22**	**$ 61.0**	**$ 83.5**

Table 3 Reconciliation to Ongoing Operations		NINE MONTHS ENDED SEPT. 30, 2006				NINE MONTHS ENDED SEPT. 30, 2005			
(Dollars in millions, except per share)		Net Income (Loss)	Diluted EPS	Profit From Operations	EBITDA	Net Income (Loss)	Diluted EPS	Profit From Operations	EBITDA
From Table 1	$	(3.4) $	(0.03) $	194.9 $	122.5 $	38.1 $	0.34 $	153.8 $	183.8
Discontinued operations, net of tax		1.6	0.01	—	—	1.3	0.01	—	—
Cumulative effect of change in accounting principle		(0.9)	—	—	—	—	—	—	—
Vertac litigation		69.6	0.63	—	107.0	—	—	—	—
Legal accruals and settlements[4]		1.2	0.01	(2.1)	1.8	20.9	0.19	—	32.1
Severance and restructuring costs		10.8	0.10	16.6	16.6	17.8	0.16	27.4	27.4
Asset impairments/ Accelerated depreciation		2.6	0.02	4.1	—	1.6	0.01	2.4	—
Loss on debt prepayment and write-off of debt issuance costs		7.9	0.07	—	12.2	9.7	0.09	—	14.9
Gain on asset dispositions		—	—	—	—	(7.1)	(0.06)	—	(10.9)
Loss on sale of FiberVisions[6]		10.7	0.10	—	10.7	—	—	—	—
Accelerated vesting of stock compensation		—	—	—	—	1.8	0.02	2.8	2.8
Other[5]		0.7	—	0.2	0.6	1.7	0.01	1.0	2.8
Subtotal adjustment items[6]		104.2	0.94	18.8	148.9	47.7	0.43	33.6	69.1
Tax adjustment to the ongoing effective tax rate		1.7	0.01	—	—	(10.0)	(0.09)	—	—
Ongoing Operations[2]	$	102.5 $	0.92 $	213.7 $	271.4 $	75.8 $	0.68 $	187.4 $	252.9

Table 4 Reconciliation to Ongoing Operations By Business Segment	THREE MONTHS ENDED SEPT. 30, 2006			
(Dollars in millions)	PAPER TECHNOLOGIES & VENTURES GROUP	AQUALON GROUP	CORPORATE ITEMS / FIBERVISIONS	TOTAL HERCULES
Profit from Operations	$ 25.8	$ 52.3	$ (5.7)	$ 72.4
Severance, restructuring and other exit costs	1.5	0.8	1.8	4.1
Asset impairments and accelerated depreciation	0.1	—	0.1	0.2
Other	—	—	(0.3)	(0.3)
Subtotal adjustment items	1.6	0.8	1.6	4.0
Profit from Ongoing Operations[2]	$ 27.4	$ 53.1	$ (4.1)	$ 76.4

(Unaudited)

Table 5
Reconciliation to Ongoing Operations By Business Segment

(Dollars in millions)	THREE MONTHS ENDED SEPT. 30, 2005			
	PAPER TECHNOLOGIES & VENTURES GROUP	**AQUALON GROUP**	**CORPORATE ITEMS / FIBERVISIONS**	**TOTAL HERCULES**
Profit from Operations	**$ 21.5**	**$ 36.3**	**$ (7.8)**	**$ 50.0**
Severance, restructuring and other exit costs	1.9	2.3	5.4	9.6
Asset impairments and accelerated depreciation	0.8	0.5	0.2	1.5
Other(5)	—	—	(0.1)	(0.1)
Subtotal adjustment items	2.7	2.8	5.5	11.0
Profit from Ongoing Operations(2)	**$ 24.2**	**$ 39.1**	**$ (2.3)**	**$ 61.0**

(Unaudited)

Table 6
Reconciliation to Ongoing Operations By Business Segment

(Dollars in millions)	NINE MONTHS ENDED SEPT. 30, 2006			
	PAPER TECHNOLOGIES & VENTURES GROUP	**AQUALON GROUP**	**CORPORATE ITEMS / FIBERVISIONS**	**TOTAL HERCULES**
Profit from Operations	**$ 57.0**	**$ 146.5**	**$ (8.6)**	**$ 194.9**
Severance, restructuring and other exit costs	8.2	4.0	4.4	16.6
Asset impairments and accelerated depreciation	3.4	—	0.7	4.1
Legal accruals and settlements(4)	1.1	—	(3.2)	(2.1)
Other(5)	—	—	0.2	0.2
Subtotal adjustment items	12.7	4.0	2.1	18.8
Profit from Ongoing Operations(2)	**$ 69.7**	**$ 150.5**	**$ (6.5)**	**$ 213.7**

(Unaudited)

Table 7
Reconciliation to Ongoing Operations By Business Segment

(Dollars in millions)	NINE MONTHS ENDED SEPT. 30, 2005			
	PAPER TECHNOLOGIES & VENTURES GROUP	**AQUALON GROUP**	**CORPORATE ITEMS / FIBERVISIONS**	**TOTAL HERCULES**
Profit from Operations	**$ 50.7**	**$ 120.3**	**$ (17.2)**	**$ 153.8**
Severance, restructuring and other exit costs	14.1	3.7	9.6	27.4
Asset impairments and accelerated depreciation	1.7	0.5	0.2	2.4
Accelerated vesting of stock compensation	—	—	2.8	2.8
Other(5)	0.1	—	0.9	1.0
Subtotal adjustment items	15.9	4.2	13.5	33.6
Profit from Ongoing Operations(2)	**$ 66.6**	**$ 124.5**	**$ (3.7)**	**$ 187.4**

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in millions)   (Unaudited)

Table 8		SEPT. 30		DEC. 31
		2006		**2005**
Assets				
Current assets				
Cash and cash equivalents	$	123.9	$	77.3
Accounts receivable, net		335.5		289.7
Inventories		208.9		179.6
Other current assets[7]		127.4		296.8
Total current assets	$	**795.7**	$	**843.4**
Property, plant and equipment, net		564.9		535.4
Other assets		1,183.6		1,190.0
Total assets	$	**2,544.2**	$	**2,568.8**
Liabilities and Stockholders' Equity (Deficit)				
Current liabilities				
Accounts payable	$	186.0	$	172.9
Other current liabilities[7][8]		401.7		322.8
Current debt obligations		20.5		16.7
Total current liabilities	$	**608.2**	$	**512.4**
Long-term debt		986.1		1,092.3
Other liabilities		872.9		988.8
Total liabilities	$	**2,467.2**	$	**2,593.5**
Total stockholders' equity (deficit)		77.0		(24.7)
Total liabilities and stockholders' equity (deficit)	$	**2,544.2**	$	**2,568.8**

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)   (Unaudited)

Table 9	NINE MONTHS ENDED SEPT. 30	
	2006	2005
Cash Flows from Operating Activities:		
Net (loss) income	$ (3.4)	$ 38.1
Adjustments to reconcile net (loss) income to cash provided by operations:		
Depreciation and amortization	71.7	79.1
Deferred income tax provision and income taxes payable	(33.9)	(20.7)
Loss on sale of 51% interest in FiberVisions	10.7	—
Other noncash charges and credits	6.8	(2.2)
Working capital, net[8]	87.5	(11.1)
Asbestos-related assets and liabilities, net	9.5	17.8
Pension and postretirement benefits	(11.2)	(23.4)
Non-current assets and liabilities, net	(22.8)	(1.8)
FiberVisions assets and liabilities held for sale	(7.9)	—
Net cash provided by operating activities	**107.0**	**75.8**
Cash Flows from Investing Activities:		
Capital expenditures	(49.2)	(45.7)
Proceeds from sale of 51% interest in FiberVisions, net of transaction costs	25.1	—
Acquisition of the net assets of Benchmark Polymer Products, L.P. and investment in Benchmark Performance Group	(22.7)	—
Investment in Hercules Tianpu Chemical Co., net of cash recognized upon consolidation	(3.4)	—
Proceeds from fixed asset disposals/other	0.7	15.6
Net cash used in investing activities	**(49.5)**	**(30.1)**
Cash Flows from Financing Activities:		
Long-term debt issued by FiberVisions, net of issuance costs	83.7	—
Long-term debt proceeds	13.7	—
Debt repayments and change in short term debt	(117.2)	(98.0)
Treasury stock issued / Other	7.2	2.1
Net cash used in financing activities	**(12.6)**	**(95.9)**
Effect of exchange rate changes on cash	1.7	(3.1)
Net increase (decrease) in cash and cash equivalents	46.6	(53.3)
Cash and cash equivalents at beginning of period	77.3	126.5
Cash and cash equivalents at end of period	**$ 123.9**	**$ 73.2**

NOTES:

[1] Prior period results have been restated to reflect Terpene Specialties as a discontinued operation. The results were previously reported in Engineered Materials & Additives (Pinova). The tables below provide the amounts reclassified to discontinued operations for the quarters in 2005.

$ in millions, except EPS	As Reported				
Quarter ended,	Sales		Operating Profit	Diluted Earnings Per Share from Continuing Operations Increase	Diluted Ongoing Earnings Per Share Increase *
March 31, 2005	$	3.2	$ (1.1)	$ 0.01	—
June 30, 2005	$	3.8	$ (0.3)	—	—
Sept 30, 2005	$	3.3	$ (0.6)	—	—
December 31, 2005	$	3.4	$ (7.9)	$ 0.05	$ 0.01

*Operating profit in the tables above includes charges for restructuring and severance, asset impairments, and inventory write-downs. These items were previously excluded in the determination of ongoing operations.

[2] Ongoing operations, profit from ongoing operations, net income from ongoing operations, EBIT and EBITDA, wherever used herein, are non-GAAP financial measures. The ongoing operations include Paper Technologies and Ventures, the Aqualon Group and FiberVisions. Results from ongoing operations exclude impairment charges for certain facilities within these businesses, which will have no further operating impact, charges related to divested businesses, litigation against and settlements with the Company's insurance carriers, executive retirement benefits, and legal accruals and settlements. It also excludes the impact of the prepayment and refinancing of long-term debt. Please refer to Tables 2, 3, 4, 5, 6 and 7 for the reconciliation of reported to ongoing operations for all periods presented.

EBIT is calculated as net income (loss) before income taxes plus interest and debt expense. EBITDA is calculated as net income (loss) before income taxes plus interest and debt expense, depreciation and amortization, net of amortization of debt issuance costs.

EBIT and EBITDA are measures commonly used by the capital markets to value enterprises. Interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness and interest rates. Excluding these items provides insight into the underlying results of operations and facilitates comparisons between Hercules and other companies. In addition, EBITDA is considered a reasonable approximation of gross cash flow and is one of the measures used for determining debt covenant compliance. Management believes that EBIT and EBITDA information is useful to investors for these reasons. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.

[3] The Company adopted SFAS 123(R), Share-Based Payments, effective January 1, 2006. In accordance with this pronouncement, a cumulative effect adjustment was recorded to account for estimated forfeitures. Effective with the quarter ended March 31, 2006, weighted average number of diluted shares in 2006 are calculated in accordance with this pronouncement.

[4] These accruals and settlements relate to non-asbestos litigation matters.

[5] Other primarily includes gains and losses related to formerly divested businesses and other costs.

[6] Adjustment items have been tax affected at the U.S. federal statutory tax rate of 35% for 2006 and 2005, except the loss on the sale of FiberVisions, which had no corresponding tax benefit as valuation allowances were established on the capital loss. Additionally, the related earnings per share impact is based upon diluted shares totaling 111.7 million and 110.7 million for the three months ended September 30, 2006 and 2005, respectively, and 111.2 million and 110.5 million for the nine months ended September 30, 2006 and 2005, respectively.

[7] Pursuant to the FiberVisions plan of disposition, the division's assets and liabilities have been reclassified as assets and liabilities held for sale in the December 31, 2005 Condensed Consolidated Balance Sheet. Assets held for sale totaling $202.7 million are included in Other current assets; liabilities held for sale of $66.6 million are included in Other current liabilities at December 31, 2005.

[8] The September 30, 2006 balance includes $122.0 million for the Vertac litigation accrual.